UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 March 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Annual Financial Report

10 March 2023

CRH plc (the "Company")

2022 Annual Report and Form 20-F

The 2022 Annual Report and Form 20-F (the "2022 Annual Report") has been published by the Company today, 10th March 2023, and is available to view on the Company's website as follows:

●       ESEF compliant format:  https://www.crh.com/media/4721/549300midjnnth068e74-2022-12-31.zip
●       PDF format: https://www.crh.com/media/4728/crh-annual-report-2022.pdf

The 2022 Annual Report has also been submitted to Euronext Dublin and the U.K. National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism and at the following address:

Companies Announcements Office
Euronext Dublin
The Exchange Buildings
Foster Place
D02 E796
Ireland

The 2022 Annual Report is expected to be posted to those shareholders who have requested a hard copy on 29 March 2023.

In addition, the 2022 Annual Report has today been filed with the US Securities and Exchange Commission. Shareholders resident in the United States may request a hard copy free of charge.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 10 March 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary